UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kerzner International Limited

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

P6065Y107

(CUSIP Number)

David Jackson

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road - PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

with a copy to:

Daniel S. Sternberg, Esq.

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P6065Y107	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Istithmar PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000 See Item 5.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,500,000 See Item 5.
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on July 26, 2004 by Istithmar PJSC (“Istithmar”), as amended on August 10, 2004, with respect to the ordinary shares, $0.001 par value per share (the “Ordinary Shares”) of Kerzner International Limited, a company incorporated under the laws of the Commonwealth of The Bahamas (the “Issuer”) (such statement on Schedule 13D, the “Statement”). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background.

The second sentence of Item 2 of the Statement is amended and restated in its entirety to read as follows:

The principal business address of Istithmar is Emirates Towers, Level 4, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is amended to add the following paragraphs:

After the close of business on March 17, 2006, K-Two Holdco Limited, a newly formed International Business Company organized under the laws of the Bahamas and controlled by Istithmar, Solomon Kerzner, Howard B. Kerzner and investment funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 (“Whitehall”), Colony Capital Acquisitions, LLC (“Colony”), Providence Equity Partners, Inc. (“Providence”) and The Related Companies, L.P. (“Related”), submitted to the Issuer’s board of directors, a proposal to acquire all of the outstanding Ordinary Shares (the “Proposal”). On March 20, 2006, a special committee of independent directors (the “Special Committee”) consisting of Peter Buckley, Howard Marks, Eric Siegel and Heinrich von Rantzau, which was formed to, among other things, consider the terms and conditions of the Proposal, unanimously recommended that the Issuer’s full board of directors approve the Agreement and Plan of Merger, dated March 20, 2006 (the “Merger Agreement”), among the Issuer, K-Two Holdco Limited (“Parent”), and K-2 Subco Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and on March 20, 2006, the full board of directors unanimously approved the Merger Agreement.

Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation. At the effective time of the Merger, each then outstanding Ordinary Share (other than any Ordinary Share owned by Parent, Merger Sub, the Issuer or any wholly-owned subsidiary of the Issuer and any Ordinary Shares held by holders who have properly exercised dissenters’ rights) will be converted into the right to receive $76.00 in cash, without interest (the “Merger Consideration”). A copy of the Merger Agreement is included as Exhibit 8 to this Statement and is incorporated by reference herein.

On March 20, 2006, the Issuer and Parent issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement, a copy of which press release is included as Exhibit 9 to this Statement and is incorporated by reference herein.

As described under Item 6 below, Istithmar has agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to transfer, contribute and deliver to Parent 4,500,000 Ordinary Shares, which shares will be cancelled and retired in the Merger and will not be entitled to receive the Merger Consideration, and $83,000,000 in cash, in exchange for an equity interest in Parent. In addition, World Leisure Group Limited, Whitehall, Colony, Providence and Related each have committed to contribute Ordinary Shares or cash to Parent in exchange for an equity interest in

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Parent. At the Issuer’s request, Istithmar also has agreed with the Issuer to vote all of the Ordinary Shares it beneficially owns in favor of the Merger.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Commitment Letters (as defined in Item 6 below) and the Press Release.

Other than as described above, Istithmar does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Subject to the terms of the Governance Agreement, Istithmar may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Ordinary Shares beneficially owned by it in one or more transactions. Additionally, Istithmar reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Istithmar and subject to the terms of the Governance Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety to read as follows:

(a) Istithmar is the beneficial owner of 4,500,000 Ordinary Shares, which, based upon the Issuer's representations in the Merger Agreement, represent approximately 12.3% of the currently outstanding Ordinary Shares. In addition, as a result of the matters described in Item 4 above, Istithmar may be deemed to beneficially own Ordinary Shares beneficially owned by Solomon Kerzner, Howard B. Kerzner and Whitehall. Based on information provided by such persons, as of March 20, 2006, Solomon Kerzner beneficially owned 3,912,019 Ordinary Shares, Howard B. Kerzner beneficially owned 500,000 Ordinary Shares and Whitehall may be deemed to beneficially own no more than 8,371 Ordinary Shares. The Ordinary Shares beneficially owned by Solomon Kerzner, Howard B. Kerzner, Whitehall and Istithmar represent 24.3% of the Ordinary Shares outstanding. Istithmar disclaims beneficial ownership of the Ordinary Shares owned by Solomon Kerzner, Howard B. Kerzner and Whitehall.

(b) Istithmar has the sole power to vote or direct the vote, and dispose or direct the disposal of 4,500,000 Ordinary Shares of the Issuer.

(c) Neither Istithmar nor, to the best of its knowledge, any of the government of Dubai or the persons identified in Schedule A to this Statement has effected any transactions in the Ordinary Shares in the past sixty days.

(d) – (e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Item 6 of the Statement is amended to add the following paragraphs:

Concurrently with the execution of the Merger Agreement, Istithmar delivered two letters (the “Commitment Letters”) to Parent pursuant to which Istithmar has agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to contribute or cause to be contributed to Parent, immediately prior to the Merger, 4,500,000 Ordinary Shares and cash in the aggregate amount of $83,000,000, in exchange for an equity interest in Parent. Istithmar intends to finance the cash portion of its contribution through internally available funds. Copies of the Commitment Letters are included as Exhibits 10 and 11 to this Statement and incorporated by reference herein.

Except for the Stock Purchase Agreements, the Governance Agreement, the Registration Rights Agreement, the 2001 Agreement, the Letter Agreement and the Commitment Letters, neither Istithmar, nor, to the best of Istithmar’s knowledge, any of the persons listed in Schedule A to the Statement has any contract, arrangement, understanding or relationship with any other person regarding any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following:

Exhibit 8	Agreement and Plan of Merger, dated as of March 20, 2006, by and among the Issuer, K-Two Holdco Limited and K-Two Subco Limited.

Exhibit 9	Press Release dated March 20, 2006

Exhibit 10	Equity Financing Commitment Letter, dated March 20, 2006, from Istithmar to K-Two Holdco Limited

Exhibit 11	Equity Rollover Commitment Letter, dated March 20, 2006, from Istithmar to K-Two Holdco Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 20, 2006

ISTITHMAR PJSC

By:	/s/ David Jackson
Name: David Jackson Title: Chief Investment Officer

Exhibit Index

Exhibit	Description

8

Agreement and Plan of Merger, dated as of March 20, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco (incorporated by reference to Exhibit 1.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March 20, 2006, File No. 001-04226).

9	Press Release dated March 20, 2006 (incorporated by reference to Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on March 20, 2006, File No. 001-04226).
10	Equity Financing Commitment Letter, dated March 20, 2006, from Istithmar PSJC to K-Two Holdco Limited

11	Equity Rollover Commitment Letter, dated March 20, 2006, from Istithmar PSJC to K-Two Holdco Limited